SOUTHCOAST FINANCIAL CORPORATION

July 18, 2011

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D. C. 20549

Re:         Southcoast Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010, filed March 10, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011, filed May 13, 2011
File No. 000-25933

Dear Mr. West:

Set forth below are our responses to your comment letter, dated June 21, 2011, relating to the filings listed above.

Form I0-K for the Fiscal Year Ended December 31, 2010
Exhibit 13
Management's Discussion and Analysis
Financial Condition
Allowance for Loan Losses
Detail of Allowance for Loan Losses Allocation, page 17

1.	Please expand the disclosure in future filings to present the allocation of the Allowance for Loan Losses for each reported period (i.e., five years) pursuant to Item IV B of Guide III.

Response:  We will provide the requested disclosure in future Form 10-K filings.

Financial Statements
Notes to the Consolidated Financial Statements

Note 6 - Loans, page F-13

2.	Please expand the notes to the consolidated financial statements in future filings to provide the following:

•
disclose the factors that influenced management' s judgment including historical losses and existing economic conditions to estimate the allowance for loan losses and provide a discussion of risk characteristics by portfolio segment pursuant to ASC 310-10-50-11B (a)(1) & (2);

•	disclose your policy for charging off uncollectible financing receivables by portfolio segment pursuant to ASC 310-10-50-11B (b); and

•	disclose your policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b).

Response:  We will provide the requested disclosure in future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2011 Item I. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 5 - Investment Securities, page 8

3.
We note your disclosure in the second paragraph on page 9 as it relates to your two individual pooled trust preferred securities and their continued unrealized loss position. Please address the following:

•
provide us with your OTTI analysis (including third-party reports, if applicable) for the periods ended March 31, 2011 and December 31, 2010 and provide a robust narrative discussion (for each security) supporting your conclusion that additional impairment was not necessary; and

•
provide us with, and revise your future filings, a tabular presentation listing each security to include the book value, fair value, unrealized losses, the number of underlying banks in the issuance, the number of deferrals and defaults (alternatively the actual deferrals and defaults as a percentage of the original collateral), the expected deferrals and defaults as a percentage of the remaining collateral, and any excess subordination as a percentage of the remaining performing collateral. Additionally, disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response:

For the periods ending March 31, 2011 and December 31, 2010, we considered the need for OTTI evaluations for the two pooled trust preferred securities in our investment portfolio.

The first security considered for OTTI evaluation (Security A) had a fair value totaling $1,010,080 and $731,700 at March 31, 2011 and December 31, 2010, respectively.  The book value of Security A totaled $1,795,223 and $1,793,490 at March 31, 2011 and December 31, 2010, respectively.  Our Company’s investment in Security A is in the A-2A tranche, which is on par with notes from the A-1 and A-2B tranches on a loss sharing basis.  Outstanding note balances for the securities in the A tranche totaled $387,083,350 and $388,236,095 at March 31, 2011 and December 31, 2010, respectively.  Securities in the A tranche of this security are not subordinate to any other tranches.  Security A had $436,755,200 and $450,711,900 of performing collateral at March 31, 2011 and December 31, 2010, respectively.  These performing collateral totals represented excess subordination of $49,671,850 and $62,475,805 at March 31, 2011 and December 31, 2010, respectively.  Our Company is currently receiving contractual interest payments on Security A.  Due to the level of excess subordination relative to our position within the pool as well as the current status of the interest payments due us, we determined that Security A did not require formal OTTI evaluation.

The second security considered for OTTI evaluation (Security B) had a fair value totaling $15,395 and $13,417 at March 31, 2011 and December 31, 2010, respectively.  The book value of Security B totaled $1,905,676 and $1,905,294 at March 31, 2011 and December 31, 2010, respectively.  Our Company’s investment in Security B is in the C-1 tranche, which is subordinate to securities in the A and B tranches and on par with securities in the C-2 tranche.  Outstanding note balances for securities on par or superior to our tranche at June 2011 totaled $288,219,254.  Performing collateral in the pool totaled $235,287,722 at June 2011.  Security B is currently receiving payment-in-kind interest which is being capitalized and added to the contractual book value of our security.  However, we have not accrued any payment-in-kind interest on Security B.  We discontinued accrual of interest when the security began receiving payment-in-kind interest.  Due to the discontinuance of contractual interest payments on this security we determined that a formal OTTI analysis was necessary for Security B.

Structural Characteristics

Security B is a CDO collateralized by capital securities and senior and subordinated debt securities issued by depository institutions or their holding companies, as well as capital securities and debt securities issued by insurance companies or their holding companies.

Cash flow collected from the portfolio of collateral is distributed quarterly to holders of the Issuer’s liabilities pursuant to the cash flow waterfall, generally as follows:

Interest Proceeds

(l)	Trustee and administrative fees and expenses;
(2)	Hedge payments (the Issuer entered into a number hedge agreements to mitigate interest rate risk);
(3)	Class A-I and Class A-2 interest, pro rata;
(4)	Senior Coverage Test - if fail, redemption of notes sequentially;
(5)	Class B interest;
(6)	Class B Mezzanine Coverage Test - if fail, redemption of Class A Notes and Class B Notes pro rata;
(7)	Class C-l and Class C-2 interest, pro rata;
(8)	Class C Mezzanine Coverage Test - if fail redemption of Class A Notes, Class B Notes and Class C Notes pro rata;
(9)	Class D interest;
(10)	Class D Mezzanine Coverage Test - if fail, redemption of Class A Notes, Class B Notes, Class C Notes and Class D Notes pro rata;
(11)	In the event of any reduction in the collateral (resulting from prepayments or defaults, for example), 50% of the remainder of proceeds is used to redeem the senior and mezzanine notes pro rata;
(12)	Hedge termination fees;
(13)	After September 2016, 60% of remaining proceeds to pay down notes sequentially;
(14)	Unpaid administrative expenses of the Issuer; and
(15)	Remainder to subordinated notes.

Principal Proceeds

(1)           Unpaid administrative expenses of the Issuer;
(2)           Unpaid hedge payments;
(3)           Class A-1 principal;
(4)           Class A-2 principal;
(5)           Class B principal;
(6)           Class C-l and Class C-2 principal, pro rata;
(7)           Class D principal; and
(8)           Remainder to subordinated notes.

In order to provide protection to the senior tranches, the waterfall above includes “coverage tests” which divert cash flow from lower tranches to higher tranches if such coverage tests are not met.  The following overcollateralization tests must be satisfied:

	Required O/C
Senior:	128.00%
Class B:	115.00%
Class C:	106.20%
Class D:	100.25	%2

       2Until September 2017; 104.00% thereafter,

The legal stated maturity of Security B is December 2037. Starting in September 2017, the trustee is required to hold auctions of the collateral portfolio in order to redeem the Issuer’s notes. The auction will only be completed if the proceeds of the auction are sufficient to pay all cumulative interest and principal relating to the notes then outstanding. Similarly, the holders of the subordinated notes may redeem the notes after September 2012, but only if the redemption proceeds are sufficient to pay all cumulative interest and principal relating to the notes then outstanding. Given the current situation, these provisions are not expected to result in early redemption of Security B.

Analysis of Prospects for Future Payment

Using a credit evaluation of the collateral, and in combination with a review of historical industry default data and current/near-term operating conditions, appropriate default and recovery probabilities for each piece of collateral were estimated. Specifically, the probability that a given piece of collateral will default in any given year was estimated. Factors considered in this analysis included regulatory capital ratios, levels of nonperforming assets relative to capital, and earnings, as well as other qualitative factors. Taking these same factors into consideration, a cure probability was calculated for all deferring collateral. At December 31, 2010 and March 31, 2011 the Issuer had experienced defaults by six issuers of collateral (all bank holding companies) in the aggregate principal amount of $32.3 million and deferrals of interest payments with respect to an additional $56.0 million in principal amount of collateral.

The Issuer is currently continuing to experience credit-related stress. As a result, the Senior, Class B, Class C, and the Class D overcollateralization tests are currently failing. This has resulted in a diversion of interest away from Security B. A near-term difficult operating environment for many of the collateral issuers is expected to lead to additional defaults, estimated at December 31, 2010 to approximate $13.4 million, and $11.8 million at March 31, 2011, in the following three years, respectively. Thereafter, defaults are expected to level off at levels more typical of historical norms, especially since there will be some degree of “positive selection” resulting from the fact that the weaker credits will, by definition, be more likely to default, leaving stronger credits in the collateral pool.

The impact of the defaults and deferrals is expected to be the continued failure of the Senior, Class B, Class C, and Class D overcollateralization tests. Nevertheless, it is expected that the Senior and Class B tests will eventually cure, most likely by 2018. Until then, as a result of these test failures, interest will be diverted away from the Class C Notes and subordinate tranches  to reduce the principal of the Class A Notes. Due to the position of Security B below the Class B overcollateralization test, it is not expected to receive any interest payments until 2018 when the test cures. At that point, it is estimated that Security B will resume receiving full and timely interest payments through maturity and all previously deferred interest will be repaid between 2018 and 2037. As of December 31, 2010, Security B was expected to experience a full return of principal by the final maturity date in 2037. However, as of March 31, 2011, updated analysis led to the expectation that the Issuer would only have enough funds available at maturity for less than the full contractual amount of the principal and interest to be recovered.

The foregoing analyses were used with the Intex cash flow modeling system to approximate the value of the expected cash flows from Security B using a discount rate of LIBOR + 1.2352% (the Company’s effective contractual yield) at 96.07% of par at December 31, 2010 and at 87.05% of par at March 31, 2011.

The following table provides certain relevant details on each of our pooled trust preferred securities as of March 31, 2011, including the book value, fair value, and unrealized losses in the securities, as well as certain information about the overall pools and the current status of its underlying issuers.  “Excess Subordination” is a measure of the excess performing collateral in the pool beyond the total level of debt outstanding in the pool with an equal or greater level of preference in the payment structure.  It is expressed in the tables below as a percentage of performing collateral.  It represents the percentage reduction in performing collateral that would precede an inability of the security to make contractually required payments to the Company.  We will provide similar tabular disclosure in future filings.

March 31, 2011
(Amounts in thousands)
	Security A	Security B
Book Value	$1,795	$1,906
Fair Value	1,010	15
Unrealized Loss	785	1,891
Number of underlying issuers	55	49
Number of deferrals and defaults	25	15
Additional expected deferrals/ defaults *	N/A	0/4
Excess Subordination as a percentage of performing collateral^	11.37%	N/A

* No assessment of this number was made for Security A as it was not formally evaluated for Other Than  Temporary Impairment(OTTI) due to its current payment status and its excess subordination. For Security B, this includes issuers for which there is an estimated probability of deferral or default of 50% or greater.  None of the remaining performing collateral was projected as a future deferral or default.

^Security B is in a support tranche and has no excess subordination.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (843) 216-3019 or email me at cheslop@southcoastbank.com.

Sincerely,

                     s/William C. Heslop

William C. Heslop
Senior Vice President and Chief Financial Officer